Harvest Energy Trust – News Release
(HTE.UN – TSX; HTE - NYSE)

HARVEST ENERGY TRUST ANNOUNCES MAY AND JUNE, 2006 DISTRIBUTIONS

Calgary, May 10, 2006 (TSX: HTE.UN; NYSE: HTE) – Harvest Energy Trust ("Harvest") today announces that a cash distribution of C$0.38 per trust unit for each of the months of May and June, 2006 will be payable to unitholders as follows:

Record Date	Ex-Distribution Date	Payment Date	$C Distribution Amount
May 25, 2006	May 23, 2006	June 15, 2006	$0.38
June 22, 2006	June 20, 2006	July 17, 2006	$0.38

The C$0.38 per unit is equivalent to approximately US$0.345 per unit if converted using a Canadian/U.S. dollar exchange ratio of 1.10. For U.S. beneficial holders, the U.S. dollar equivalent distribution will be based upon the actual Canadian/U.S. exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.

Harvest is one of Canada’s largest conventional oil and natural gas trusts, actively managed to maintain or increase cash flow per unit through our strategy of acquiring, enhancing, and producing crude oil, natural gas and natural gas liquids. Harvest’s current production is weighted approximately 75% to crude oil and liquids and 25% to natural gas. Distributions to unitholders are based on cash flow from operations, which are generated by the production and enhancement of properties within our five key areas across Western Canada. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

Investor & Media Contacts:
John Zahary	Robert Fotheringham
President & CEO	Vice President, Finance & CFO

Cindy Gray
Investor Relations Advisor

Corporate Head Office:
Harvest Energy Trust
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4

Phone: (403) 265-1178
Toll Free: (866) 666-1178
Fax: (403) 265-3490
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca